Exhibit 99.2

Execution Version

FIRST AMENDMENT

TO SENIOR SECURED TERM LOAN AGREEMENT

This FIRST AMENDMENT TO SENIOR SECURED TERM LOAN AGREEMENT (this “Amendment”), made and entered into as of December 11, 2020 (the “First Amendment Date”), is by and among Cresco Labs Inc., a British Columbia company (the “Borrower”), the Lenders signatory hereto and [Redacted – Confidential], a Delaware limited liability company, as Administrative Agent for the Lenders (in such capacity, the “Administrative Agent”).

RECITALS

A. Reference is made to that certain Senior Secured Term Loan Agreement dated as of January 22, 2020 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”), by and among the Borrower, the lenders from time to time party thereto (the “Lenders”), and the Administrative Agent.

B. The Borrower has requested an increase of the Loan Amount pursuant to Section 2.3 of the Loan Agreement, and that the Administrative Agent and each Initial Lender (acting as the Required Lenders under Section 2.3 of the Loan Agreement) consent to such increase subject to the terms and conditions set forth herein.

C. The Borrower has requested an extension of the Applicable Scheduled Maturity Date for certain Loans, certain other amendments to the Loan Agreement and certain other accommodations of the Administrative Agent and the Lenders as set forth below, and the Administrative Agent and the Lenders (acting as the Required Lenders under Section 12.1 of the Loan Agreement) have agreed to provide such increase, make such extension and make such other accommodations and amendments, subject to the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby covenant and agree to be bound as follows:

Section 1. Capitalized Terms. Capitalized terms used and not otherwise defined herein have the meanings assigned to them in the Loan Agreement, unless the context otherwise requires.

Section 2. First Amendment Loans; Increasing Lenders.

2.1. The Borrower hereby requests an increase of the Loan Amount by an additional $100,000,000 (the “First Amendment Loan Amount”) to a total of $200,000,000 pursuant to Section 2.3 of the Loan Agreement. The Administrative Agent and each Initial Lender (acting as the Required Lenders under Section 2.3 of the Loan Agreement) hereby consent to such increase subject to the terms and conditions of this Section 2.1.

2.2. The Lenders (other than OCN) providing the First Amendment Loan Amount (the “Increasing Lenders”) shall provide their respective portion of the First

Amendment Loan Amount (each portion, a “First Amendment Loan” and collectively the “First Amendment Loans”) to the Administrative Agent on or prior to the First Amendment Date.

2.3. Each Lender’s Commitment (including the Increasing Lenders’ Commitments with respect to the First Amendment Loan) as of the First Amendment Date is set forth on Schedule 1.2 of the Loan Agreement, as amended by this Amendment.

2.4. The address for notices for the purposes of the Loan Agreement for any Increasing Lenders that are not existing Lenders under the Loan Agreement is set forth on such Increasing Lender’s signature page hereto. With respect to any Lender that has changed its address for notices for purposes of the Loan Agreement, such Lender’s revised address for notices for the purposes of the Loan Agreement is set forth on such Lender’s signature page hereto.

2.5. The parties acknowledge and agree that this Amendment shall constitute the “Lender Supplement” required to be delivered pursuant to Section 2.3 of the Loan Agreement.

2.6. With respect to any Commitments, each Lender (a) represents and warrants that it is legally authorized to enter into this Amendment; (b) confirms that it has received a copy of the Loan Agreement, together with copies of the most recent financial statements delivered pursuant to Section 7.1 thereof, as applicable, and has reviewed such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Amendment; (c) agrees that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Agreement or any other instrument or document furnished pursuant hereto or thereto; (d) appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers and discretion under the Loan Agreement or any other instrument or document furnished pursuant hereto or thereto as are delegated to the Administrative Agent by the terms thereof, together with such powers as are incidental thereto; and (e) agrees that it will be bound by the provisions of the Loan Agreement and will perform in accordance with its terms all the obligations which by the terms of the Loan Agreement are required to be performed by it as a Lender.

2.7. The obligation of the Increasing Lenders to make such additional Commitments and extend such additional Loans is subject to the satisfaction of the conditions set forth in Section 5 of this Amendment.

Section 3. Consent (OCN Loans).

3.1. OCN Refinancing. The Borrower and the Opaskwayak Cree Nation (“OCN”) have requested that the Administrative Agent and the Lenders constituting the Required Lenders consent to the refinancing of the OCN First Loan and the OCN Second Loan (collectively, the “OCN Loans”) in connection with this Amendment. The Borrower and OCN desire that (a) a portion of the OCN Loans be converted from their status as subordinated Indebtedness to Tranche A Loans of an Extending Lender with the book recognition of USD$15,000,000 in Tranche A Loans of an Extending Lender, (b) USD$5,000,000 of the OCN Loans be paid on or within three (3) Business Days of the First Amendment Date with proceeds of the First Amendment Loans and (c) the remaining portion of the OCN Loans be paid by the Borrower to OCN through a payment in cash in an aggregate amount not to exceed USD$3,500,000 on or within three (3) Business Days of the First Amendment Date. The Borrower and OCN have requested that the OCN Loans constitute Tranche A Loans of an Extending Lender and therefore constitute “Obligations” under the Loan Agreement. The Borrower and OCN have requested that OCN constitute an Extending Lender under this Amendment, having all rights and obligations of a Lender under the Loan Agreement. Accordingly, the Borrower and OCN desire that the OCN Subordination Agreement (as amended by the First Amendment to Intercreditor Agreement dated as of July 15, 2020, the “OCN Subordination Agreement”) be terminated in connection with the execution of this Amendment and the OCN Loans would no longer constitute subordinated Indebtedness within the meaning of the Loan Agreement. Collectively, the Borrower’s request under this Section 3.1 of this Amendment shall be referred to as the “OCN Refinancing.” For the avoidance of doubt, OCN will not advance any additional funds in connection with this Amendment or the OCN Refinancing.

3.2. Consents Required for the OCN Refinancing. From and after the delivery of the OCN Subordination Agreement, Section 8.1(q) of the Loan Agreement prohibits the Loan Parties and their Subsidiaries from incurring or permitting to exist or remain outstanding the OCN Loans or any Permitted Refinancing Indebtedness in respect thereof. From and after the delivery of the OCN Subordination Agreement, Section 8.2(u) of the Loan Agreement prohibits the Loan Parties and their Subsidiaries from creating or permitting to exist any Lien securing the OCN Loans. From and after the delivery of the OCN Subordination Agreement, Section 8.7(i) of the Loan Agreement prohibits the Loan Parties and their Subsidiaries from making any Restricted Payment on the OCN Loans except solely in strict accordance with the OCN Subordination Agreement and solely with the proceeds of a Permitted Refinancing Indebtedness of the OCN Loans (provided that such Permitted Refinancing Indebtedness is subject to a subordination agreement on terms and conditions satisfactory to the Administrative Agent in its reasonable discretion) or a Permitted Equity Refinancing. Section 2.1 of the OCN Subordination Agreement prohibits the repayment of the OCN Loans except as provided for therein, which with respect to refinancing the OCN Loans only refinancing through the “proceeds of a Permitted Refinancing Indebtedness (as defined in the Senior Loan Agreement [(as defined in the OCN Subordination Agreement)])[.]” A breach of Section 2.1 of the OCN Subordination Agreement would result in the breach of Section 8.7(i) of the Loan Agreement. A release of the OCN Subordination Agreement would result in the breach of Section 8.2(u) or 8.7(i) of the Loan Agreement. An immediate Event of Default would arise under Section 10.1(a) of the Loan Agreement as a result of a breach of Section 8.1(q), 8.2(u) or 8.7(i) of the Loan Agreement.

3.3. Acknowledgement. The Borrower and OCN agree that the proposed OCN Refinancing does not constitute “Permitted Refinancing Indebtedness” under the Loan Agreement. The Lenders signatory hereto agree that after the OCN Refinancing the OCN

Loans would not constitute subordinated Indebtedness from and after the date of this Amendment and that OCN will not provide any additional funds in connection with the execution of this Amendment or the OCN Refinancing.

3.4. Consent. The Borrower has requested that the Administrative Agent and Lenders constituting the Required Lenders consent to the OCN Refinancing under the Loan Agreement, including without limitation Sections 8.1(q), 8.2(u) and 8.7(i) of the Loan Agreement and Section 2.1 of the OCN Subordination Agreement. The Administrative Agent and the Required Lenders hereby consent to the consummation of the OCN Refinancing and waive any occurrence of an Event of Default under the Loan Agreement, including without limitation under Section 10.1(a) of the Loan Agreement that would arise from a violation of Sections 8.1(q), 8.2(u) and 8.7(i) of the Loan Agreement and Section 2.1 of the OCN Subordination Agreement as a result of the OCN Refinancing.

3.5. Effect of Consent. The consent set forth in Section 3.4 of this Amendment is limited to the express terms thereof, and nothing herein shall be deemed a consent to or waiver by the Administrative Agent or the Lenders signatory hereto with respect to any other term, condition, representation, or covenant applicable to the Loan Parties or their Subsidiaries under the Loan Agreement, any other Loan Document or any of the other agreements, documents, or instruments executed and delivered in connection therewith, or of the covenants described therein. The consents set forth herein shall not be deemed to be a course of action upon which any Loan Party or any of their Subsidiaries may rely in the future, and the Borrower and each other Loan Party hereby expressly waives any claim to such effect. The Administrative Agent and the Lenders signatory hereto reserve the right to exercise any rights and remedies available to them in connection with any present or future Events of Default (other than as expressly waived in Section 3.4 of this Amendment).

Section 4. Amendments. The Loan Agreement is hereby amended as follows:

4.1. Addition or Revision of Defined Terms. Article 1 of the Loan Agreement is amended by adding or amending and restating, as applicable, the following definitions in their entirety to read:

“Applicable Rate” means either the Non-Extending Lender Applicable Rate, the Extending Lender Applicable Rate or the Increasing Lender Applicable Rate, as the context may require.

“Applicable Scheduled Maturity Date” means, subject to Section 3.8:

(a) with respect to Non-Extending Lenders, (i) the date which is eighteen (18) months after the Closing Date with respect to Tranche A Loans, and (ii) the date which is twenty-four (24) months after the Closing Date with respect to Tranche B Loans, and

(b) with respect to the Loans of each Extending Lender and each Increasing Lender, January 23, 2023,

in each case, unless such date is extended by the prior written agreement of the Administrative Agent and each Lender whose Loan is subject to such extension.

“Commitment” means, for each Lender (whether a Non-Extending Lender, Extending Lender or Increasing Lender), the obligation of such Lender to make Loans to the Borrower, as it may be modified or established (i) pursuant to Section 2.3, (ii) as a result of any assignment that has become effective pursuant to Section 12.6(b) or (iii) otherwise from time to time pursuant to the terms hereof. As of the First Amendment Date , the Commitments of each Lender (whether a Non-Extending Lender, Extending Lender or Increasing Lender) are set forth on Schedule 1.2, as the same shall be deemed to be supplemented in connection with the effectiveness of each Lender Supplement or Assignment and Assumption.

“Commitment Period” means the period commencing on the Closing Date and expiring on the earliest of (a) September 30, 2022, (b) the date on which the Administrative Agent notifies the Borrower that the Commitment Period has been terminated following the occurrence and during the continuance of an Event of Default as provided for in Section 10.2(i), and (c) such date that the Loan Amount (as increased to the maximum amount set forth herein) has been fully funded to the Borrower; provided that, the Commitment Period may be suspended by the Administrative Agent by written notice to the Borrower upon the occurrence and during the continuance of a Default.

“Exit Fee” means (a) with respect to the Loans of each Increasing Lender or the Tranche A Loans of each Extending Lender, [Redacted – Commercially Sensitive Information] of the amount of such Lender’s Loan then outstanding or (b) with respect to the Tranche B Loans of each Extending Lender, [Redacted – Commercially Sensitive Information] of the amount of such Lender’s Loan then outstanding.

“Extending Lender” means those Lenders indicated as “Extending Lenders” on Schedule 1.2(b) hereto.

“Extending Lender Applicable Rate” has the meaning specified in Section 3.4(a)(ii).

“First Amendment” means that certain First Amendment to Senior Secured Term Loan Agreement dated as of the First Amendment Date by and among the Borrower, the Administrative Agent and the Lenders party thereto.

“First Amendment Date” means December 11, 2020.

“First Amendment Fee” means, with respect to each Increasing Lender’s Commitment provided as of the First Amendment Date, [Redacted – Commercially Sensitive Information] of the principal amount of such Commitment.

“First Amendment Loan” means, when used in the singular form, each Loan extended pursuant to an Increasing Lender’s Commitment provided in conjunction with the First Amendment and, when used in the plural form, means all such First Amendment Loans collectively without distinction.

“Increasing Lender” means those Lenders providing First Amendment Loans and indicated as “Increasing Lenders” on Schedule 1.2(c) hereto.

“Increasing Lender Applicable Rate” has the meaning specified in Section 3.4(a)(iii).

“Lender” has the meaning assigned to it in the preamble to this Agreement. For the avoidance of doubt, the term “Lender” shall encompass any “Initial Lender,” “Non-Extending Lender,” “Extending Lender” or any “Increasing Lender” as the context may require.

“Non-Extending Lender” means those Lenders indicated as “Non- Extending Lenders” on Schedule 1.2(a) hereto.

“Non-Extending Lender Applicable Rate” has the meaning specified in Section 3.4(a)(i).

“Obligations” means any and all present and future Indebtedness (principal, interest, fees, costs and expenses, indemnities, attorneys’ fees and other amounts), liabilities and obligations (including, without limitation, guaranty obligations, indemnity obligations, Prepayment Premiums and any other amounts owing under Article III, and reimbursement obligations) of the Loan Parties to any Agent or any Lender and/or any indemnified person evidenced by or arising under or in respect of this Agreement, any Note and/or any of the other Loan Documents, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest, fees, costs, expenses and indemnities that accrue after the commencement by or against any Loan Party or any Subsidiary thereof of any proceeding under Debtor Relief Laws naming such Person as the debtor in such proceeding regardless of whether any such amounts are allowed or allowable claims in such proceeding.

“Prepayment Premium” means:

(a) with respect to all Loans of Non-Extending Lenders, the make- whole premium equal to the present value of all principal and interest payments with respect to such Loans remaining until the Applicable Scheduled Maturity Date; and

(b)(i) with respect to the First Amendment Loans of each Increasing Lender or the Tranche A Loans of each Extending Lender, the sum of (A) such Lender’s Exit Fee plus (B) if prepaid within the twelve (12) month period ending on July 22, 2022, [Redacted – Commercially Sensitive Information] of the principal amount of such Loan to be repaid with no additional amount thereafter,

(ii) with respect to the Tranche B Loans of each Extending Lender, the sum of (A) such Lender’s Exit Fee plus (B) if prepaid within the six (6) month period ending on July 22, 2022, [Redacted – Commercially Sensitive Information] of the principal amount of such Loan to be repaid with no additional amount thereafter;

provided that, with respect to (i) any prepayment of a Loan of an Increasing Lender or a Tranche A Loan of an Extending Lender on or before July 22, 2021 and (ii) any prepayment of a Tranche B Loan of an Extending Lender on or before January 22, 2022, the “Prepayment Premium” shall be the make-whole premium equal to the amount of all principal and interest payments with respect to such Loans remaining until the Applicable Scheduled Maturity Date plus such Lender’s Exit Fee.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other Equity Interest of any Loan Party or any of their Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to such Person’s stockholders, partners or members (or the equivalent of any thereof), or any option, warrant or other right to acquire any such dividend or other distribution or payment. Without limiting the foregoing, “Restricted Payments” with respect to any Person shall also include all payments made by such Person with any proceeds of a dissolution or liquidation of such Person.

4.2. Advances. Section 2.2(a) of the Loan Agreement is amended and restated in its entirety as follows:

(a) Subject to Section 2.3, the Advances to be made on the Initial Funding Date shall be made by the Lenders in an amount to be specified in a written funding request delivered by the Borrower to the Administrative Agent at least two (2) Business Days before the Initial Funding Date. Advances made after the Initial Funding Date that are described in Section 2.1(a) shall be made contemporaneously with increases in the Loan Amount and the aggregate principal amount of the Commitments. The Advances made pursuant to Section 2.1(b) shall be made upon the Borrower’s delivery to the Administrative Agent of a written funding request (a “Funding Request”) for any such Advance, which Funding Request shall be delivered not later than 12:00 noon (New York City time) at least ten (10) Business Days prior to the requested Funding Date, and subject to satisfaction or waiver of each of the conditions precedent set forth in Section 5.3. The proceeds of the Advance made on the Initial Funding Date shall be utilized as follows: (i) first, the Facility Fee will be withheld on behalf of and paid pro rata to the Lenders, (ii) second, the Reserve Amount will be deposited into the Reserve Account to the extent of the remaining proceeds of such Advances and (iii) third, the remaining proceeds of such Advances shall be deposited into such Accounts as the Borrower directs. The proceeds of Advances made after the Initial Funding Date shall be utilized as follows: (i) first, any fees agreed to in writing by the Borrower with respect to any applicable Lender will be withheld on behalf of and paid to such Lender (including, with respect to the First Amendment Loans, the First Amendment Fee, which will be withheld on behalf of and paid pro rata to each Increasing Lender) and (ii) second, the remaining proceeds of such Advances shall be deposited into such Accounts as the Borrower directs for proceeds of Advances on the Initial Funding Date, unless a Funding Request directs otherwise. Each Funding Request shall be irrevocable and shall specify (i) the principal amount of the proposed Loan, (ii) wire instructions for the deposit account of the Borrower into which such funds should be deposited, and (iii) the proposed borrowing date, which must be a Business Day. The Administrative Agent and the Lenders may act without liability upon the basis of written, emailed or telecopied notice believed by the Administrative Agent in good faith to be from the Borrower (or from any Responsible Officer thereof designated in writing purportedly from the Borrower to the Administrative Agent). The Administrative Agent and each Lender shall be entitled to rely conclusively on any Responsible Officer’s authority to request a Loan on behalf of the Borrower until the Administrative Agent receives written notice to the contrary. The Administrative Agent and the Lenders shall have no duty to verify the authenticity of the signature appearing on any written Funding Request.

4.3. Increase of Loan Amount. Section 2.3 of the Loan Agreement is amended by deleting the second paragraph thereof.

4.4. Repayment. Section 3.2 of the Loan Agreement is amended and restated in its entirety as follows:

Section 3.2 Repayment of Loan; Applicable Maturity Date.

(a) With respect to the Loans of Non-Extending Lenders: (i) The Borrower shall repay to the Non-Extending Lenders holding Tranche A Loans on the Applicable Maturity Date for such Tranche A Loans held by Non-Extending Lenders the aggregate Principal Amount of such Tranche A Loans on such date in full, together with all accrued and unpaid interest, fees, costs and other Obligations and amounts owed to any Agent or such Lender to but excluding the Applicable Maturity Date (with respect to the accrual of interest), in each case, on such Tranche A Loans. (ii) The Borrower shall repay to the Non-Extending Lenders holding Tranche B Loans on the Applicable Maturity Date for such Tranche B Loans held by Non-Extending Lenders the aggregate Principal Amount of such Tranche B Loans on such date in full, together with all accrued and unpaid interest, fees, costs and other Obligations and amounts owed to any Agent or such Lender to but excluding the Applicable Maturity Date (with respect to the accrual of interest), in each case, on such Tranche B Loans. (iii) Notwithstanding the provisions of this Section 3.2(a) to the contrary, the Borrower may not repay any Tranche B Loans held by a Non-Extending Lender at any time before the repayment in full of all Tranche A Loans held by Non-Extending Lenders (except as permitted by Section 3.3).

(b) With respect to the Loans of Increasing Lenders or Extending Lenders: The Borrower shall repay on the Applicable Maturity Date for such Loans (i) the aggregate Principal Amount of such Loans on such date in full, plus (ii) all accrued and unpaid interest to but excluding the Applicable Maturity Date (with respect to the accrual of interest), plus (iii) the Exit Fee due to such Lender, plus (iv) any other fees, costs or other Obligations and amounts owed to any Agent or such Lender on such Loans.

(c) Any payments made prior to the repayments on the Applicable Maturity Date as set forth in this Section 3.2 shall be made as set forth below in Section 3.3.

4.5. Prepayments; Repayments. Section 3.3 of the Loan Agreement is amended and restated in its entirety as follows:

Section 3.3 Prepayments; Repayments.

(a) Voluntary Prepayment. The Borrower may voluntarily prepay, in whole or in part, each on a pro rata basis:

(i) first, the Tranche A Loans of the Non-Extending Lenders (and not the Tranche B Loans of the Non-Extending Lenders or the Loans of the Extending Lenders or Increasing Lenders),

(ii) second, either (A) both the Tranche A Loans of the Non- Extending Lenders and Tranche B Loans of the Non-Extending Lenders (and not the Loans of Extending Lenders or Increasing Lenders) or (B) the Tranche B Loans of the Non-Extending Lenders alone if no Tranche A Loans of the Non-Extending Lenders remain outstanding, then

(iii) third, the Loans of Extending Lenders and Increasing Lenders (together with the Loans of the Non-Extending Lenders or alone if no Loans of the Non-Extending Lenders remain outstanding),

in each case, at any time prior to the Applicable Scheduled Maturity Date upon ten (10) Business Days’ notice to the Administrative Agent. Any such voluntary prepayment shall be in the amount of all outstanding Obligations with respect to such prepaid Loans plus the Prepayment Premium with respect to such prepaid Loans and shall be tendered to the Administrative Agent at a time and in such manner as determined by the Administrative Agent in its reasonable discretion. Any partial prepayment of such Loans prepaid shall be in a minimum aggregate amount equal to $50,000,000 or a higher integral multiple of $10,000,000 (or, if less, the remaining outstanding balance of such Loans prepaid).

(b) Mandatory Prepayments. The Borrower will promptly notify the Administrative Agent of a Mandatory Prepayment Event as required under Section 7.4(a), and the applicable prepayment will be made no later than thirty (30) days from the date such notice is given. On the prepayment date, the Borrower shall prepay the principal amount of the Loans (pro rata between the Tranche A Loans and Tranche B Loans), together with all unpaid interest, fees and costs payable hereunder to (but excluding, with respect to the accrual of interest) the date of such prepayment, and all other outstanding Obligations with respect thereto, provided that the principal amount of the Loans payable with respect to clause (a) of the definition of “Mandatory Prepayment Event” shall be the amount by which the outstanding principal amount of the Loan exceeds the Loan Amount and with respect to clause (d) of the definition of a “Mandatory Prepayment Event,” if the making of any Loan by a Lender is made illegal by any applicable Governmental Authority, the Borrower shall be obligated to repay the Obligations only to such Lenders (and not to others). In addition, the Borrower shall prepay the outstanding principal amount of the Loan utilizing the insurance proceeds received by any Loan Party or any Subsidiary in excess of One Million and 00/100 Dollars ($1,000,000) arising from casualty or the loss of property if such insurance proceeds are not used to purchase replacement assets within one (1) year of receipt of such insurance proceeds. Solely with respect to the Loans of Increasing Lenders and Extending Lenders, the Borrower shall pay to each such Increasing Lender or Extending Lender such Lender’s Exit Fee on any Loan of such Increasing Lender or Extending Lender prepaid under this Section 3.4(b).

(c) Provisions Applicable to All Prepayments or Repayments. Notwithstanding anything to the contrary in this Agreement or any other Loan Document or otherwise, including the payment of any Exit Fee, upon the prepayment or repayment of the Loan in whole or in part (whether such prepayment is a mandatory prepayment, or a repayment upon acceleration pursuant to Section 10.2, whether by notice or automatically (on account of a Bankruptcy Event or otherwise)), the Borrower shall pay to the Administrative Agent for the ratable benefit of the Lenders in accordance with each Lender’s Applicable Percentage of the paid or prepaid Loans all accrued but unpaid interest, fees and costs payable hereunder to (but excluding, with respect to the accrual of interest) the date of such prepayment on the amount prepaid and any and all other outstanding Obligations which may be payable hereunder and under the other Loan Documents.

4.6. Interest Rate. Section 3.4(a) of the Loan Agreement is amended and restated in its entirety as follows:

(a) Subject to the provisions of Section 3.4(b):

(i) With respect to the Loans of each Non-Extending Lender, the outstanding Principal Amount of such Loan will bear interest at a rate per annum equal to fifteen percent (15.00%), less the Applicable Rate Adjustment (the “Non- Extending Lender Applicable Rate”), payable in cash.

(ii) With respect to the Loans of each Extending Lender, from and after the First Amendment Date, the outstanding Principal Amount of such Loan will bear interest at a rate per annum equal to twelve percent (12.00%) (the “Extending Lender Applicable Rate”), payable in cash.

(iii) With respect to the First Amendment Loans of each Increasing Lender, from and after the First Amendment Date, the outstanding Principal Amount of such Loan will bear interest at a rate per annum equal to twelve percent (12.00%) (the “Increasing Lender Applicable Rate”), payable in cash.

(iv) All accrued and unpaid interest on any Loan shall be paid for the applicable Interest Period on each Interest Payment Date, commencing with the first Interest Payment Date immediately following the applicable Funding Date.

4.7. Accounting Practices. Section 7.1(h) of the Loan Agreement is amended and restated in its entirety as follows:

(h) No Change to Accounting and Reporting Practices. No Loan Party shall make any material change in its accounting policies or financial reporting practices without the prior written consent of the Administrative Agent and the Required Lenders, which consent shall not be unreasonably withheld, conditioned or delayed, except as required by Law or applicable accounting rules; provided that each Loan Party may adopt dual reporting pursuant to generally accepted accounting principles in the United States in addition to IFRS without consent of the Administrative Agent or Required Lenders.

4.8. Indebtedness Covenant. Section 8.1(b) of the Loan Agreement is amended and restated in its entirety as follows:

(b) Indebtedness listed on Schedule 8.1 and any Permitted Refinancing Indebtedness in respect of such Indebtedness; provided, however, that with respect to any earn-out payments payable in cash, such earn-out payments shall not be paid if any Event of Default has occurred and is continuing;

4.9. Indebtedness Covenant (OCN). Section 8.1(q) of the Loan Agreement is amended and restated in its entirety as follows:

(q) Reserved.

4.10. Liens Covenant. Section 8.2(c) of the Loan Agreement is amended and restated in its entirety as follows:

(c) Liens listed on Schedule 8.2;

4.11. Liens Covenant (OCN). Section 8.2(u) of the Loan Agreement is amended and restated in its entirety as follows:

(u) Reserved.

4.12. Restricted Payments Covenant (OCN). Section 8.7(i) of the Loan Agreement is amended and restated in its entirety as follows:

(i) Reserved.

4.13. Non-Consenting Lenders. Section 12.1(c) of the Loan Agreement is amended and restated in its entirety as follows:

(c) If, in connection with any proposed amendment, waiver or consent requiring the consent of “each Lender” or “each Lender directly affected thereby,” the consent of the Required Lenders is obtained, but the consent of other necessary Lenders is not obtained (any such Lender whose consent is necessary but not obtained being referred to herein as a “Non-Consenting Lender”), then the Borrower or the Administrative Agent may elect to pay off or replace a Non-Consenting Lender as a Lender party to this Agreement, provided that, concurrently with such payoff or replacement, (i) if determined to be necessary by the Administrative Agent and Borrower, another bank or other Person which is reasonably satisfactory to the Borrower and the Administrative Agent shall agree, as of such date, to purchase for cash the Loan and other Obligations due to the Non- Consenting Lender pursuant to an Assignment and Assumption and to become a Lender for all purposes under this Agreement and to assume all obligations of the Non-Consenting Lender to be terminated as of such date, and (ii) the Borrower shall pay to such Non- Consenting Lender in same day funds on the day of such payoff or replacement all interest, fees and other amounts then accrued but unpaid to such Non-Consenting Lender by the Borrower hereunder to and including the date of termination, including without limitation payments due to such Non-Consenting Lender under Section 4.1 and Section 4.2; or

4.14. Exhibits and Schedules.

(a) Schedule 1.2 to the Loan Agreement is amended and restated in its entirety to read as set forth on Schedule 1.2 hereto.

(b) Schedule 6.14 to the Loan Agreement is amended and restated in its entirety to read as set forth on Schedule 6.14 hereto.

(c) Schedule 8.1 to the Loan Agreement is amended and restated in its entirety to read as set forth on Schedule 8.1 hereto.

4.15. Lenders. Pursuant to Section 12.1(c) of the Loan Agreement, Hanley Foundation, an Illinois foundation, TFH Partners LP, an Illinois limited partnership, and Clifton Capital LP, a Bermuda partnership (whose outstanding Loan is to be acquired by certain of the Increasing Lenders and thereupon be deemed to be First Amendment Loans hereunder), are no longer Lenders under the Loan Agreement and each reference to the term “Lender” or “Lenders” shall be deemed not to include those Persons.

Section 5. Effectiveness of Amendments. This Amendment shall become effective as of the First Amendment Date upon delivery of, and compliance with, the following:

5.1. This Amendment duly executed by the Borrower, the Administrative Agent and the Lenders.

5.2. A Reaffirmation of the Guaranty and Security Documents duly executed and delivered by the Guarantors, substantially in the form of Exhibit B attached hereto.

5.3. A Funding Request with respect to the Increased Loan Amount, which shall include disbursement instructions and funds flow, sufficiently in advance of the First Amendment Date as determined by the Administrative Agent in its reasonable discretion.

5.4. The Administrative Agent shall have received a certificate, signed by the chief financial officer of the Borrower, stating that on the First Amendment Date (a) each of the conditions precedent set forth in Section 5.3 of the Loan Agreement has been satisfied in form and substance acceptable to, or waived by, the Administrative Agent (except for the requirements under Sections 5.3(e), 5.3(f) and 5.3(g) of the Loan Agreement) and (b) the representations and warranties contained in Article 6 of the Loan Agreement and of Section 6 of this Amendment are true and correct in all material respects (or if made as of a specific date, such representations and warranties were true and correct in all material respects as of such date), except to the extent qualified by materiality, “Material Adverse Effect” or like qualification, in which case such representations and warranties are (or were) true and correct in all respects.

5.5. A certificate of the Manager, Member or Secretary (or other appropriate officer) of each Loan Party dated as of the First Amendment Date and certifying as to the following:

(a) a true and accurate copy of the articles of incorporation, certificate of formation, certificate of partnership or other equivalent documents of such Loan Party with all amendments thereto, certified by the appropriate governmental official of the jurisdiction of its organization as date reasonably acceptable to the Administrative Agent;

(b) a true and accurate copy of the bylaws, operating agreement or partnership agreement of such Loan Party;

(c) a true and accurate copy of the resolutions or unanimous written consent of the appropriate governing body of such Joining Party authorizing the execution, delivery, and performance of this Amendment, any other joinder documentation and the transactions contemplated hereby; and

(d) the incumbency, names, titles, and signatures of the officers of such Loan Party authorized to execute the Loan Documents to which such Loan Party is a party.

5.6. Completed UCC, tax lien, bankruptcy, litigation and judgment searches for each Loan Party with results satisfactory to the Administrative Agent.

5.7. Insurance certificates and endorsements (within 30 days of the First Amendment Date, if requested by the Administrative Agent) including each Loan Party in form and substance reasonably acceptable to the Administrative Agent listing the Administrative Agent as loss payee thereon with respect to property or casualty insurance and as an additional insured with respect to liability insurance.

5.8. A certificate of good standing for each Loan Party in its jurisdiction of organization as of a date reasonably acceptable to the Administrative Agent.

5.9. Written opinions delivered by counsel to the Borrower and each Loan Party (including their local counsel), addressed to the Administrative Agent and the Lenders and dated the First Amendment Date, in form and substance reasonably acceptable to the Administrative Agent and consistent with the opinions delivered in connection with the Loan Agreement with respect to the Borrower and the Loan Parties, and such opinion shall have been delivered to the Administrative Agent in sufficient counterparts for each Lender requesting such counterparts from time to time.

5.10. The Borrower shall have paid or reimbursed the Administrative Agent or each Lender for, or otherwise made arrangements for the payment or reimbursement to the Administrative Agent or such Lender in a manner reasonably acceptable to the Administrative Agent or such Lender, all fees and expenses then due and payable, including unpaid legal fees and expenses reasonably incurred by the Administrative Agent through the date of this Amendment in connection with this Amendment and the Loan Agreement.

5.11. The Borrower shall have delivered such documentation relating to the termination, satisfaction and discharge of the OCN Loans and any liens securing the OCN Loans concurrently with the effectiveness of the First Amendment and the payment of the amounts set forth in Section 3.1(b) and (c) hereof, acceptable to the Administrative Agent in its reasonable discretion, including but not limited to: (a) a termination of that certain First Amended Loan Amendment Term Sheet between OCN and CannaRoyalty Corp. dated July 15, 2020 (as amended, restated, supplemented or modified, the “OCN First Loan Document”), (b) a termination of that certain First Amended and Restated Loan Agreement between OCN and CannaRoyalty Corp. dated September 29, 2020 (as amended, restated, supplemented or modified, the “OCN Second Loan Document”), (c) a termination of that certain First Amended and Restated General Security Agreement dated as of September 29, 2020 by CannaRoyalty Corp. in favor of OCN (as amended, restated, supplemented or modified, the “OCN Security Agreement”; together with the OCN First Loan Document, and the OCN Second Loan Document, the “OCN Loan Documents”), and (d) a draft termination statement for any PPSA or UCC filings made pursuant to the OCN Loan Documents, to be filed immediately upon closing with delivery of a file-stamped copy to the Administrative Agent immediately upon receipt, as applicable.

Section 6. Representations, Warranties, Authority, No Adverse Claim.

6.1. Reassertion of Representations and Warranties, No Default. The Borrower hereby represents that on and as of the First Amendment Date and after giving effect to this Amendment (a) all of the representations and warranties in the Loan Agreement and in this Amendment are true and correct in all material respects (or if made as of a specific date, such representations and warranties were true and correct in all material respects as of such date), except to the extent qualified by materiality, “Material Adverse Effect” or like qualification, in which case such representations and warranties are (or were) true and correct in all respects, and (b) there will exist no Default or Event of Default under the Loan Agreement as amended by this Amendment on such date that the Administrative Agent, the Lenders, or the Required Lenders, as applicable, have not waived.

6.2. Authority, No Conflict, No Consent Required. The Borrower represents and warrants that it has the power, legal right, and authority to enter into this Amendment and other agreements and documents executed and delivered by the Borrower in connection herewith (collectively, the “Amendment Documents”) and has duly authorized as appropriate the execution and delivery of the Amendment Documents by proper organizational action, and none of the Amendment Documents contravenes or constitutes a default under any material agreement, instrument, or indenture to which the Borrower is a party or a signatory, any provision of the Borrower’s organizational documents, or any other material agreement or requirement of law (excluding the Controlled Substances Act), or results in the imposition of any Lien on the Borrower’s property under any agreement binding on or applicable to the Borrower or any of their property except, if any, in favor of the Administrative Agent. The Borrower represents and warrants that other than as required in the ordinary course of business and in connection with the filing or recording of the Security Documents, no approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any Person, is necessary or required in connection with the execution, delivery or performance by, or enforcement against any Loan Party of any Amendment Document to which it is a party, except for those that the Borrower has obtained or provided and as to which the Borrower has delivered certified copies of documents evidencing each such action to the Administrative Agent.

Section 7. Affirmation of Loan Agreement, Further References, Affirmation of Security Interest. The Borrower, the Administrative Agent and each Lender each acknowledge and affirm that the Loan Agreement, as hereby amended, is hereby ratified and confirmed in all respects and all terms, conditions and provisions of the Loan Agreement, except as amended by this Amendment, shall remain unmodified and in full force and effect. All references in any document or instrument to the Loan Agreement are hereby amended and shall refer to the Loan Agreement as amended by this Amendment. The Borrower confirms to the Lenders and the Administrative Agent that the Obligations are and continue to be secured by the security interest granted by the Borrower in favor of the Administrative Agent under the Security Documents, any and all of the terms, conditions, provisions, agreements, requirements, promises, obligations, duties, covenants, and representations of the Borrower under any and all documents and agreements entered into with respect to the obligations under the Loan Agreement are hereby ratified and affirmed in all respects by the Borrower.

Section 8. Legal Expenses. As provided in Section 12.4 of the Loan Agreement, the Borrower agrees to pay or reimburse the Administrative Agent, upon execution of this Amendment, for all reasonable and invoiced (and showing in reasonable detail) out-of-pocket expenses paid or incurred by the Administrative Agent in connection with the negotiation, preparation, execution, collection and enforcement of the Amendment Documents.

Section 9. Merger and Integration, Superseding Effect. This Amendment, from and after the First Amendment Date, embodies the entire agreement and understanding between the parties hereto and supersedes and has merged into this Amendment all prior oral and written agreements on the same subjects by and between the parties hereto with the effect that this Amendment shall control with respect to the specific subjects hereof and thereof.

Section 10. Severability of Provisions. Any provision in any Amendment Document that is held to be inoperative, unenforceable, or invalid in any jurisdiction shall, as to that jurisdiction, be inoperative, unenforceable, or invalid without affecting the remaining provisions in that jurisdiction or the operation, enforceability, or validity of that provision in any other jurisdiction, and to this end the provisions of all Amendment Documents are declared to be severable.

Section 11. Successors. The Amendment Documents shall be binding upon the Borrower, the Lenders, and the Administrative Agent, and their respective successors and assigns and shall inure to the benefit of the Borrower, the Lenders, and the Administrative Agent’s successors and assigns.

Section 12. Headings. The headings of various sections of this Amendment are for reference only and shall not be deemed to be a part of this Amendment.

Section 13. Counterparts. The Amendment Documents may be executed in several counterparts as deemed necessary or convenient, each of which, when so executed, shall be deemed an original, provided that all such counterparts shall be regarded as one and the same document.

Section 14. Release by Borrower. IN ORDER TO INDUCE THE ADMINISTRATIVE AGENT AND THE LENDERS TO ENTER INTO THIS AMENDMENT, THE BORROWER, ON BEHALF OF ITSELF AND ITS SUBSIDIARIES: (A) REPRESENTS AND WARRANTS TO THE ADMINISTRATIVE AGENT AND THE LENDERS THAT NO EVENTS HAVE TAKEN PLACE AND NO CIRCUMSTANCES EXIST AT THE FIRST AMENDMENT DATE WHICH WOULD GIVE THE BORROWER THE RIGHT TO ASSERT A DEFENSE, OFFSET OR COUNTERCLAIM TO ANY CLAIM BY THE ADMINISTRATIVE AGENT OR ANY LENDER FOR PAYMENT OR PERFORMANCE OF THE OBLIGATIONS; AND (B) HEREBY RELEASES AND FOREVER DISCHARGES THE ADMINISTRATIVE AGENT AND EACH LENDER PARTY HERETO AND EACH OF THEIR RESPECTIVE SUCCESSORS, ASSIGNS, DIRECTORS, OFFICERS, ADMINISTRATIVE AGENTS AND EMPLOYEES FROM ANY AND ALL ACTIONS, CAUSES OF ACTION, SUITS, PROCEEDINGS, DEBTS, SUMS OF MONEY, COVENANTS, CONTRACTS, CONTROVERSIES, CLAIMS AND DEMANDS, AT LAW OR IN EQUITY, OF WHICH THE BORROWER EVER HAD OR NOW HAS AGAINST THE ADMINISTRATIVE AGENT OR SUCH LENDER OR ANY OF THEIR RESPECTIVE SUCCESSORS, ASSIGNS, DIRECTORS, OFFICERS, ADMINISTRATIVE AGENTS OR EMPLOYEES BY VIRTUE OF THEIR RELATIONSHIP TO THE BORROWER IN CONNECTION WITH THIS LOANAGREEMENT, THE LOAN DOCUMENTS AND TRANSACTIONS RELATED THERETO ARISING PRIOR TO AND THROUGH THE FIRST AMENDMENT DATE.

Section 15. Governing Law.

15.1. THIS AMENDMENT WAS NEGOTIATED IN THE STATE OF ILLINOIS, AND ANY LOANS MADE UNDER THIS AMENDMENT OR THE LOAN AGREEMENT ARE MADE BY THE LENDERS AND ACCEPTED BY THE BORROWER IN THE STATE OF ILLINOIS, AND THE PROCEEDS OF THE LOAN DELIVERED PURSUANT TO THIS AMENDMENT OR THE LOAN AGREEMENT WERE DISBURSED FROM THE STATE OF ILLINOIS, WHICH STATE THE PARTIES IRREVOCABLY AND UNCONDITIONALLY AGREE HAS A SUBSTANTIAL RELATIONSHIP TO THE PARTIES AND TO THE UNDERLYING TRANSACTION EMBODIED HEREBY, AND IN ALL RESPECTS, INCLUDING, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, EACH AND ALL OF THIS AMENDMENT, THE LOAN AGREEMENT, THE OTHER LOAN DOCUMENTS, AND THE OBLIGATIONS ARISING HEREUNDER AND THEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ILLINOIS APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE (WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER STATE) AND ANY APPLICABLE LAW OF THE UNITED STATES. TO THE FULLEST EXTENT PERMITTED BY LAW, THE BORROWER HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY CLAIM TO ASSERT THAT THE LAW OF ANY OTHER JURISDICTION GOVERNS THIS AGREEMENT, AND/OR THE LOAN.

15.2. ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST ANY AGENT, ANY LENDER OR ANY LOAN PARTY ARISING OUT OF OR RELATING TO THIS AMENDMENT OR THE LOAN AGREEMENT MAY AT SUCH AGENT’S OR SUCH LENDER’S OPTION BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN COOK COUNTY, ILLINOIS, AND THE BORROWER WAIVES ANY OBJECTIONS WHICH IT MAY NOW OR HEREAFTER HAVE BASED ON VENUE AND/OR FORUM NON CONVENIENS OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND THE BORROWER HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING. NOTHING HEREIN SHALL LIMIT THE RIGHT OF EITHER AGENT OR ANY LENDER TO BRING PROCEEDINGS AGAINST ANY LOAN PARTY IN THE COURTS OF ANY OTHER JURISDICTION. THE BORROWER DOES HEREBY DESIGNATE AND APPOINT:

Cogency Global

111 W. Washington St., Suite 1447

Chicago, IL 60602

AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN COOK COUNTY, ILLINOIS, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE MAILED OR DELIVERED TO THE BORROWER IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON THE BORROWER IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF ILLINOIS. THE BORROWER (I) SHALL GIVE PROMPT WRITTEN NOTICE TO THE ADMINISTRATIVE AGENT OF ANY CHANGED ADDRESS OF ITS AUTHORIZED AGENT HEREUNDER, (II) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN NEW YORK, NEW YORK OR COOK COUNTY, ILLINOIS (WHICH SUBSTITUTE AGENT AND OFFICE SHALL BE DESIGNATED AS THE PERSON AND ADDRESS FOR SERVICE OF PROCESS), AND (III) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN NEW YORK, NEW YORK OR COOK COUNTY, ILLINOIS, OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR.

15.3. ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST ANY LENDER WITH RESPECT TO THIS AMENDMENT OR THE LOAN AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, SHALL BE BROUGHT EXCLUSIVELY IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF ILLINOIS, AND, BY EXECUTION AND DELIVERY OF THIS AMENDMENT, EACH LENDER ACCEPTS, FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AMENDMENT, THE LOAN AGREEMENT, OR ANY OTHER LOAN DOCUMENT FROM WHICH NO APPEAL HAS BEEN TAKEN OR IS AVAILABLE. EACH LENDER IRREVOCABLY AGREES THAT ALL SERVICE OF PROCESS IN ANY SUCH PROCEEDINGS IN ANY SUCH COURT MAY BE EFFECTED BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO IT AT ITS ADDRESS SET FORTH ON ITS SIGNATURE PAGE HERETO OR TO THE LOAN AGREEMENT OR RELEVANT LENDER SUPPLEMENT, AS APPLICABLE, OR AT SUCH OTHER ADDRESS OF WHICH THE BORROWER SHALL HAVE BEEN NOTIFIED PURSUANT THERETO, SUCH SERVICE BEING HEREBY ACKNOWLEDGED BY EACH LENDER TO BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT.

Section 16. Waiver of Jury Trial. EACH PARTY HERETO HEREBY VOLUNTARILY, KNOWINGLY, UNCONDITIONALLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR

INDIRECTLY ARISING OUT OF OR RELATING TO THIS AMENDMENT, THE LOAN AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AMENDMENT, THE LOAN AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

Section 17. Register. The Administrative Agent confirms to the Borrower that the Register most recently delivered to the Borrower prior to the First Amendment Date remains true and accurate on the First Amendment Date immediately prior to the effectiveness of the First Amendment.

[Signature page(s) follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date and year first above written.

BORROWER:

CRESCO LABS INC.

By:	(signed) Dennis Olis
Name:	Dennis Olis
Title:	Chief Financial Officer

First Amendment to Senior Secured Term Loan Agreement

ADMINISTRATIVE AGENT:

[Redacted – Confidential]

By:	(signed)
Name:	[Redacted – Confidential]
Title:	President

First Amendment to Senior Secured Term Loan Agreement

LENDERS:

[Redacted – Confidential]

First Amendment to Senior Secured Term Loan Agreement

[Schedules Redacted – Confidential and/or Commercially Sensitive Information]